FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X      Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

             Resolution of a Regular General Meeting of CEZ, a. s.,
                     held on June 17, 2003 at Duhova arena,
                    Sukovo nabrezii 1735, 530 02 Pardubice

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1. Commencement, election of Chairman of the GM, the Minutes Clerk, Vote
Counters and Minutes Verifying Clerk.

The General Meeting elected the Chairman, the Minutes Clerk, the Minutes Verifying Clerk and Vote Counters.

2. Report on the Company's business activities and the state of its assets

The General Meeting took into cognizance the report on the Company's business activities and the state of its assets.

3. Report of the Supervisory Board

The General Meeting took into cognizance the report of the Supervisory Board.

4. Approval of the annual financial statements for 2002

The General Meeting of the shareholders of CEZ, a. s. approved the annual financial statements of CEZ, a. s., for 2002 and the consolidated annual financial statements of the CEZ group for 2002.

5. Decision on the distribution of profits, including a decision on the payment of dividends and directors' compensation

The General Meeting of the shareholders of CEZ, a. s. approved the distribution of profits from the year 2002 in the form proposed by the Company's Board of Directors.

The Board of Directors proposed that the profit for 2002, reported in the after-tax amount of CZK 6 713 405 thousand (after-tax profit) be distributed as follows: CZK 335 670 thousand - mandatory contribution to the Reserve Fund (5 % of reported after-tax profit), CZK 75 000 thousand - contribution to the social fund (in accordance with CEZ's collective agreement), CZK 51 250 thousand - contribution to the bonus fund (approx. 0.8 % of after-tax profit, CZK 2 656 736 thousand - payment of dividends to the Company's shareholders (approximately 40 % of reported after-tax profit), CZK 15 900 thousand - compensation for members of the Board of Directors and Supervisory Board, and CZK 3 579 344 thousand - profit remaining after deduction of the mandatory contribution into the Reserve Fund and compensation for members of the Board of Directors and Supervisory Board.

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The participants of the General Meeting expressed consent to the payment of a dividend in the amount of CZK 4.50 per share (gross). The dividend will be paid to shareholders - individuals permanently residing in the Czech Republic, or their representatives, in cash at any branch of Ceska sporitelna, a. s., in the Czech Republic or, upon their request delivered to Ceska sporitelna, a. s., such dividend will be transferred into their account with a bank in the Czech Republic. The dividend will be paid to a shareholder's representative on the basis of the presentation of such representative's identification document and power of attorney furnished with the signature of the shareholder. The veracity of the shareholder's signature on such power of attorney or on such request from the shareholder for a bank transfer of the dividend must be certified only in the event that the total amount of dividends to be paid to such shareholder exceeds CZK 500.

Dividends are due and payable on August 1, 2003, provided that the payment of a dividend to a shareholder's bank account will be effected without undue delay after Ceska sporitelna, a. s. receives the shareholder's request.

The decisive date for the payment of the dividend shall be June 17, 2003.


6. Decision on Amendments to the Company's Articles of Association

The General Meeting approved amendments to the Articles of Association in accordance with the proposal submitted by the Board of Directors of CEZ, a. s. Consequently, the counter-proposal from the National Property Fund was not voted on.

7. Decision on the amount of funds for sponsorship donations

The General Meeting approved approved funds for the provision of donations, in accordance with the counter-proposal from a shareholder, specifically the Mayor of the municipality of Rouchovany, in the amount of CZK 70 million for the period of the second half of 2003 and the first half of 2004. The proposal from the Board of Directors had been for the amount of CZK 50 million.



8. Decision on the modification of the Company's option plan, which had been approved by the regular General Meeting in 2001

     1) The General Meeting took into cognizance the report from the Board of Directors on the implementation of the resolution adopted at the Company's General Meeting of June 19, 2001 in respect of the option plan, including the requisites and conditions supplementing such resolution which had been adopted at the extraordinary General Meeting of February 24, 2003.

     2) For the purpose of the fulfillment of the Company's obligations under the adopted option plan, the General Meeting approved the following modifications:

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          a)   the Company may provide to selected managers, members of the
               Board of Directors and Supervisory Board options for shares in a volume not exceeding 5 million common shares,

          b) the Company may purchase up to 5 million of its own common shares for a period which shall not exceed 18 months,

          c) the lowest price at which the Company may acquire its own common shares shall be CZK 50 per share, d) the highest price at which the Company may acquire its own common shares shall be CZK 150 per share.

     3) The General Meeting approved the following amendments to Section 3.5 of Article III. of the Form Option Contract:

           a) The "Option Exercise Period" shall mean the period starting on the date of the execution of the option contract and ending upon the expiration of 3 months after the end of the term of a member of the Board of Directors, in the manner described in Article 20
               (5) of the Company's Articles of Association, or the end of the term of a member of the Supervisory Board, in the manner described in Article 25 (6) of the Company's Articles of Association. The right of a member of the Company's bodies to conclude an option contract terminates after the expiration of 3 months after the start of such member's term.

9. Decision on changes to the composition of the Company's Supervisory Board The General Meeting approved the recall of Doc. Ing. Zdenek Vorlicek, CSc. from the Supervisory Board and elected to the Supervisory Board Ing. Martin Pecina, Deputy Minister of Trade and Industry of the Czech Republic.

10. Proposal for compensation to members of the bodies of CEZ, a. s. The General Meeting of the shareholders of CEZ, a. s. approved for 5 members of the Board of Directors and 12 members of the Supervisory Board compensation in the same amount as was stipulated by the General Meeting of the shareholders CEZ, a. s. on June 11, 2002, until such time as another decision is made by the General Meeting of the shareholders of CEZ, a. s. by which compensation to the members of the Board of Directors and Supervisory Board is changed.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEZ, a. s.

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                                            (Registrant)

Date: June 18, 2003


                                      By:  /s/ Libuse Latalova
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                                                Libuse Latalova
                                         Head of Finance Administration